Filed by Nuevo Energy Company

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Nuevo Energy Company

Commission File No. 1-10537

The following management presentation was made by Nuevo Energy Company on February 12, 2004:

James Flores, Chairman of the Board, Chief Executive Officer

Thank you operator and welcome everyone this afternoon. We appreciate your participation on this conference call. As many of you have seen on the wires, we have announced today that Plains Exploration and Production has entered into an agreement to acquire the Nuevo Energy in a stock merger. We have a lot of detail to cover and want to go through the merits of the transactions and how excited we are about it as well as answer any of your questions. With us today, we have the Chairman, CEO of Nuevo, Jim Payne, as well as the rest of our PXP management with John Raymond our President and Chief Operating Officer, Steve Thorington, our CFO and EVP as well as John Wombwell our EVP General Counsel and Tom Gladney, our EVP and Head of Oil & Gas Operation in E&P capacity. With that, I an going to turn it over to Jim Payne, for his comments. Jim.

James Payne, Chairman, CEO of Nuevo

Okay Jim. Well, thank you very much. Sort of what I would like to do is give you the rationale from the Nuevo point of view as to why we did this transaction which I think is going to benefit the shareholders of both companies [indiscernible]. Nuevo for the last 2 years has gone through a significant cost reduction program with non-asset sales, especially in real estate. And most importantly, we put together a capital program that matched our asset base much better and the result of that has been that we have paid down a lot of high priced debt, dramatically increased our balance sheet and at the same time, for the equity side have significantly increased shareholder value in the company.

We are at the crossroads right now with the balance sheet where it is. Going forward, ultimately we are going to have to start showing growth and to that we are going to have to go into the acquisition market and a very hot market where you are dealing with a significantly lower returns than you would like. We looked around and had the opportunity to do some Plains, Plains Exploration. And the rationale is this, we’ve got a great balance sheet, we’ve cleaned up the company, great cash flow, we can put [ph] with the company that has a high inventory of good exploitation and growing prospects, or you have to spend a lot on money in a very competitive environment and do what I consider marginal acquisitions. And the merger with Plains provided us with an opportunity to take $25 million of overhead, at least on our side it allows us the opportunity to look a lot of growing prospects and at the same time the combined company as you do look forward is going to have the luxury of picking and choosing. If they find a good acquisition to make sense but they won’t have to do one, if they want to do drilling they got plenty of drilling to do and the management teams of both companies, I think are both outstanding and we’re very comfortable putting it over to the Plains

Exploration and Production Company Group. It’s obviously headed up by Jim Flores. So that’s sort of the Nuevo position, with that I will give it back to Jim.

James Flores, Chairman of the Board, Chief Executive Officer

Thank you Jim. At this time I would like to make a few comments about the deal and echo Jim’s feelings towards the transaction and also the benefits and the positives of this transaction are going to be very apparent to anybody that’s followed 2 companies. But let me give you the constructs behind Jim’s comments that would be, I think it would be helpful to everybody. From the PXP shareholders standpoint the deal is cash flow accretive immediately and with the including all the transactions terms the cost savings it’s worked out to be a very powerful financial model, the cost savings that Jim talked about right there somewhere between $20 million to $25 million we hope to get at least $20 million as cost savings out immediately. They are 2 fine organizations there is a lot to redundancy between the 2 organizations they’ll be overlapping entities within the organization, any combination of nearer companies basically you’re going to have those cost savings and we plan on delivering those to you, the shareholders.

Our inventory of exploitation projects is enhanced. Their are large Kern County areas with the 3 large fields Belridge, Midway-Sunset, and Cymric continued to show development potential in steam flood optimization and so forth and it’s a type of economic balance you, you really enjoy in any environment especially in this high priced environment and as well as their California Offshore we’ve been very successful, the PXP side being able to create some real value for our shareholders out there and we think there is some opportunities as recognized by us and also from the Nuevo side that PXP might be able to exploit for everybody’s benefit. With that they’ve got a nice gas property out in West Texas called Pakenhan that we’ll continue to develop. So it’s more of a same from a standpoint of very large reserve exposure in California and some pretty low-risk projects. You just have to be a little nimble and have the right attitude and I think we can take advantage of those for everybody. Financially speaking on this deal to increase free cash flow is quite dramatic. We do not have to increase the capital budgets of any of these 2 companies to show growth out of the combined entity. Only by growth, significant growth out of lot of the PXP drilling this will allow a lot of free cash flow to drop to the bottom line, which is going to be real important. You’ll hear that thing throughout this presentation of how well the financial metrics of this combined company continue to grow on a combined basis. The production profile reserve base has strengthened. The daily production will be almost 85,000 barrels a day and most importantly the reserve base doubles on approved developed basis almost 350 million barrels. And on our RP ratio drops from 20 years to about 16 years and has about 498 million barrels on a combined basis. The enhanced credit profile and financial flexibility is clearly going to give our financial team headed by Steve Thorington a lot of running room and flexibility to continue to drive our credit metrics higher and more valuable for all of our bond holders as well as shareholders. And on top of that we are going to be much more larger liquid shareholder base, so we expect to continue to attract new and more robust shareholders all the time. So those are the constructs to this transaction. I think we are going to turn it over to John Raymond at this point in time, so he can speak specifically to the assets and the guidance and further detail on the operational side and then Steve Thorington will pick up on the financials. So John.

John Raymond, President, Chief Operating Officer

Okay. Thanks Jim, and good afternoon. Let me start with some general items. At this point, everyone hopefully has a copy of our press release, which contains some high level 2004 guidance for PXP as well as pro forma guidance that is designed to help for modeling purposes. Additionally, you should have a copy of the release issued by Nuevo that contains their 2004 guidance. In a moment, I’ll better develop the discussion around these schedules. Furthermore, we have posted to our website some slides that provide an overview of the transaction and the resulting effects that serve as a template from which to follow the conference call.

First, I am going spend a couple of minutes discussing the assets mix that we are acquiring for those of you not familiar with Nuevo. In total, the State of California currently produces on the order of 750,000 to 800,000 barrels of oil per day, including the offshore both state and federal. Roughly 15% of the production comes from the offshore with the balancing 85% produced from San Joaquin Valley in Kern County, California and the other state onshore field such as those in the LA Basin, which you’re familiar with if your PXP shareholder. Of this roughly 60%, which translates in the 450,000 barrels to 500,000 barrels per day is produced from the major San Joaquin Valley fields.

The first observation is that this is a lot of oil production and it is existed since the early 1900s. In short, this is big oil country. The second observation is that if you bifurcate the valley, roughly 80% of the production comes from western half of the valley from fields such as Midway-Sunset, Cymric, Belridge, and [indiscernible] which, for those of you even know the oil business you know that these are household names. And most of this production and it will become even more true since Shell has announced the shutdown of the Bakersfield Refinery is evacuated north via [indiscernible] and satisfy approximately half of the supply space to the Bay Area refining complex. The point being that these fields are very inner growth [ph] to the overall energy complex in California and in particular the Bay Area as there are host of complexities regarding imports.

Why am I telling you all of this? The answer is that about half of Nuevo’s production comes from the western half of San Joaquin Valley from their interest in Cymric, South Belridge, and Midway-Sunset. And let me be a bit more specific in regards to what these fields are really all about. They are generally shallow, at about 1500 feet and produce a the 12 degree to 14 degree gravity crude that sells for about $6 per barrel less than WTI. All in up cost run about $7.5 a barrel including fuel gas to generate the steam to reduce the viscosity of crude that is then pumped out of the reservoirs. So, doing the simple math, if you start with $25 a barrel WTI, which I think is pretty consistent with the street consensus, a net off difference shows in cash op-cost, a per barrel generates, I am sorry barrel generates about $11.50 of cash before the corporate overlays. In general, these fields are long life, predictable, stable cash flow generators that have very little acquired annual CapEx relative to the amounts of cash flow they generate which is where the rubber really meets the road in terms of the value proposition. What we are really talking about is free cash flow defined as cash flow after CapEx. And I would emphasize that this a return theme you will hear several times today, as it relates both to the asset specific discussions as well as the broader discussion behind why this transaction works so well for us.

Moving offshore, about 30% in Nuevo’s production comes from the offshore California fields which Jim mentioned. They are mature as they are beyond their hyperbolic portion of the decline curve. While production will continue to decline modestly, CapEx requirements are minimal as well and I want to make a point here that we will never jeopardize the safety and compliance side of the business. So when I say CapEx is minimal, it will be sufficient to run our business under best practices just as we have done at our point A facility offshore at PXP.

As it relate to the environment issue that will undoubtedly arise in Q&A, these are all shallow waters, small jackets, small depth platforms where the cost of abandonment are highly manageable unlike the point A [ph] discussion and recall that we are full indemnified for abandonment at all point A [ph] facilities. So, the P&A issue here, while an issue nevertheless, is something we understand and can manage when it arises several years down the road. In total, once combined, the company will account for roughly 6% of total California production and while we will be the largest independent in California, there clearly is room for further consolidation, given the fragmented ownership in the state.

For those of you counting, I have accounted for 80% of their production, the balance in 20% is in 2 other areas. The Congo off shore West Africa and West Texas. In West Texas the company produces what is basically [indiscernible] dry natural gas from a high working interest long life reservoir. The asset will fold well into essential business unit and carries with it an expensive development that will keep 2 ways running for the next couple of years at a minimum. In the Congo, the company is a 50% partner in the marine one permit, the Kernel produces about 4800 barrels of oil per day net. Once again the product profile is stable with minimal capital required and there may actual be a another 20 to 30 barrels development to pursue some time in the course of next couple of years. So, if you total it up you’ll arrive at a very complementary asset base, so to manifest opportunities for efficiency then you require relatively limited amount of capital to maintain a flat production profile which will translate in to a significant amount of free cash flow as Jim mentioned in his opening comments. This creates a natural segway and in [indiscernible] start a the discussion to better [indiscernible] up the previous statement.

As you are all aware, we attached our 2004 guidance to the press release and provided pro forma guidance via the integration of the 2004 guidance Nuevo released today under separate cover. The intention was to provide the investment community with all the requisite constructs needed to develop a point a view around the effects to the financials and the balance sheet. Well I’m not going go through each line item in detail, I’m going to make a couple of clarifying points. First, as we state in the release, the actual results will differ as we expect to close some time mid-year and under accounting conventions actual results will include the effect from the time of time closing forward. That said, most of you will be looking for a run rate type of analysis which the pro forma guidance helps you with. And while you can all build the models and form the planks, let me help you with some of the broader conclusions at which you will arrive as you work with the numbers. First the quick math will tell you that on a combined basis op cost increased by roughly $0.70 per barrel using the mid-points to the ranges while this is true our G&A cost will decrease as outlined by similar amount once you digest the footnote that basically states that we ascribe no cost savings benefits. And we have told you that these savings will be at least $20 million per year so, when viewed as going concern, assuming the low end of the production range for purposes of being conservative this math add another $0.65 per barrel beyond what is all ready a $0.25 per barrel reduction before any discussion with all ready non-cash compensation which adds another $0.20 a barrel. So, if you take the mid-point of the op cost ranges and compare them there is a $0.78 per barrel increase that is more than offset by the [indiscernible] efficiencies that we will achieve.

Working against that positive result will be some friction on the differential side of the equation that will ultimately result in about a 5% increase in the per barrel cost prior to any further efficiencies that will be realized as we refinanced some of the debt under balance sheet coupled with whatever cost of capital reduction ensue as result of the improved credit stats on the combined balance sheet that Steve Thorington is going to spend more time discussing in a few minutes. Suffice it to say when all set and done our total in end per barrel cash cost would decrease. This measured against the volume increase of a 121% and a share increase of only 87% manifest the immediate accretion that we have discussed. And that’s only half the story. And frankly, I think, the second half of the story is the more powerful half. And the second half is the following. Once you have built your model you take the total cash flow and net off capital requirements necessary to generate the production profile outlined in the release that you look at the financial efficiency of our combined business, and the resulting free cash flow that fall out of the combined business, and this the key message of the entire discussion. This cash flow when abided the balance sheet through 2005, essentially accelerates our balance sheet objectives by more than a full year versus where PXP was positioned to accomplish standalone. I don’t want to steal Steve’s thunder but what you will see is a positive step function change of closing followed by a meaningful free cash flow profile that further reduced debt to a point where we will end up being in the enviable position of having significant financial flexibility. And for those of you who know us, you wouldn’t be surprised if we layered in few more hedges in the near couple of years to ensure that we deliver on our objectives.

Before I turn the call over to Steve there is one more dynamic I feel compelled to discuss as I know that many of our PXP shareholders own the stock for the per share exposure to the exploitation in the inventory we currently carry and accordingly, you are wondering what you are getting in exchange for essentially giving up half the inventory via the additional share dilution. We spend a good time thinking about that. And the answer is that you receive immediate incretion, [ph] 1:44 on all of our key financial metrics with a significant improvement both immediate and long-term to the balance sheet. And in addition the reserve profile life in mix of increased develop is enhanced against the back half of the more stable larger annuity.

In terms of the organic opportunity test, which I suspect will be the key points that you drive back begin by the biding whatever you are using for our potential per share value by 2 as the share count has essentially doubled specifically gone up 87%.

Now after that [indiscernible] the potential of the development in [indiscernible] this is a potential project offshore at California that Nuevo has discussed with the investment community. The issue is not one of finding oil but rather permitting the developing the field, which are similar in many ways, while dissimilar in some to what we accomplished in point A with the Rocky Point permit. Similar in respect to the early on discussion surrounding what is now the successful permitting of Rocky Point, there can be no assurances that this is something, that this will be done, but this is something that we will logically pursue. And for those of you have polled the public fillings you will see that the potential is on the order of 100 million barrels plus and they currently on a 100% of the infrastructure. If you add this to the opportunity stats [ph] with reasonable assumptions and values and combine that with the existing growth profile that we can now accelerate from the current assets base, my suspicion is that once you think through it, you come to a pretty targetable [ph] results as it relate to the company’s growth profile, and of course as we look to the future in the combined company, we expect to have cash flow beyond that required to run the business and fund all known projects in the inventory, which will undoubtedly manifest further opportunity. Coupled with the other attributes that are referenced, we believe that this represents a very good value proposition for the shareholders.

At this juncture, I will turn the call over to Steve Thorington for more detailed discussion regarding the balance sheet and capital structure.

Stephen Thorington, Chief Financial Officer, Executive Vice President

Thanks John and good afternoon. I would like to start with the slide that’s on the website, which summarize key deal term, tilted “transaction overview”. The formal consideration is at 100% stock-for-stock tax-free merger. The ownership based on the assumption of the full roll over of options and restricted stock staying outstanding would be 53% PXP, 47% Nuevo, but also get to that 37.4% maximum number of shares that will be issued. The exchange ratio is 1.765 PXP share for each Nuevo share. In terms of governance, the 5 PXP Directors, who will be joined by 2 Nuevo Directors to be named, management will be the existing PXP management. There is a typical breakup fee that also includes reimbursement of transaction expenses in the event of deal termination. It will require typical approvals, the boards have got forward and needs regulatory approval and shareholders vote, as a result, we would be assuming SEC review and so we are probably talking about 90 to 120 days before we can close it.

Next I would like to turn to some on thoughts on our financial strategy going forward and in many ways from which you can, from what you heard that is a tremendous deal from an international standpoint forward, it is accretive as well as having a very meaningful, immediate, and long lasting impact on our balance sheet and financial flexibility.

You may know we have currently $500 million credit facility that has $400 million borrowing base. Nuevo has approximately $200 million under their borrowing base. So, obviously, we can very easily increase the new company foreign base to at least $500 million that’s been endorsed by our lead bank JP Morgan. We often intend to very quickly have discussions with the various rating agencies to talk about the deal and its impact on us. Our view is that when looking at the combined company, we have a very good argument to be made for ratings upgrade, we intend to continue a debt reduction strategy, which hopefully will lead to future upgrade as well.

Additionally just the sheer size of the company doubling in size from where PXP was before, it’s clearly a attractive feature from the rating agency standpoint. We mentioned there again how we do intend to use a lot of the excess cash flow for debt reduction. We’ll try to be more specific about how much we think that will be in the future but right now we should say, it’s a large number in our minds, and there continues to be some high cost debt on Nuevo’s side, which we think we can refinance our call and continue to get the cost structure down. In particular there is $150 million 93/8 notes that are callable next year and certainly unless there is some major change in the interest rate environment, it could be, in our best interest to do so.

And lastly, as John intimated, we will continue to hedge and I have a summary at the end of the slide that shows you where the combined companies hedged positions are and where some of the opportunities are for us.

Turning to the pro forma balance sheet, and I apologize neither company has yet released their year-end numbers. So, in order to be completely consistent with the Rule FD [ph] and all the other Sarbanes-Oxley type requirements, we are going to use 9/30 at this point since those are other public domain but you can rest assured that I think both companies feel good about how their fourth quarter came out and so when those numbers are released in early March, we’ll try to update everybody. But basically what this shows is that assuming the transaction took place at the end of September, we would have had a typical step-up in places on the assets on Nuevo side, and we’d end up with a balance sheet with assets totaling around $2.4 million. Included in that is goodwill attributable to the transaction that is a combination of the deferred tax gross [ph] up and the excess purchase price over the deferred value allocation, and we see that number again based on numbers of the 9/30 being around $230 million to $240 million.

Turning down to the liability side. We’ve broken out from current liabilities the FAS 133 items. As you know, those represent the mark-to-market positions on hedged position and we just wanted to show that on a non-hedged liability basis working capital is pretty well in balance. The long-term debt, as of 9/30 and the pro forma, it should be about $900 million. Again I think that Nuevo has announced various [indiscernible] over the last several months that indicate they expect that to be reduced by year-end, and in fact there are further asset sales going on in the first quarter that they talked about, which I think will bring that number down further.

Additionally, we will be able to report a small but still directionally positive reduction in long-term debt at year-end or so. On deferred income taxes that increase relates to the deferred taxes associated with the transaction where the tax basis in Nuevo was less than what purchase price was. That was somewhat offset by the NOL [ph] position which they have, which we intend to utilize to its fullest extent over the next couple of years. And finally, the increase in equity is based on the assumption of 37.4 million share issuance at yesterday’s closing price reduced slightly by September 30th OCI debit.

Turning to the pro forma credit profile, here we just showed balance sheet items. We do not have cash flow metrics on this, we go for year-end, but as you can see there is an immediate and very significant reduction and leverage going from our 59% at the end of September to a pro forma of 49%. Again, we would anticipate seeing some continue debt reduction through the rest of the year. Additionally, as you look at the debt with BOE metrics, we are very, very strong on those and the major improvement in that respect comes from the debt proved developed BOE and again RP still stays very, very strong at 16 years.

Finally, we have a chart that summarizes, our hedge positions going after 2006. In our minds we are probably on a combined basis pretty fully hedged for 2004. If you compare, the volumes hedged there to what our guidance midpoint is for production, you come out with around 72% of oil swapped or collared for 2004 and around 50% of guidance gas production.

If you move on to 2005, those numbers are about 44%, again using guidance for 2004 volumes about 44% of oil production hedged and about 6% of gas and then going into 2006 it’s only about 23% of oil. So that does provide us with a fair amount of oil if we choose too, to add to our hedge positions, that currently as you may now swap market for 2005 is around $28 and 2006, will make it around $27. But additionally, what this does for us, is it allows us to be a little bit more creative in the type of hedge structures that we use instead of using straight swaps, which tended to prefer. Just given our financial position, I think we now in better position to do collars, to do three ways things like that, we can retain more of the upside on commodities. So, with that I will turn it back to Jim.

James Flores, Chairman of the Board, Chief Executive Officer

Thanks Steve. As of closing note I would like to really send a warm thanks to Jim Payne and his whole management team, of really done a great job at Nuevo, we have obviously looked to cross the fence with each other for several years now and the cleanup and the restructuring they’ve done over there at that company is nothing short of extraordinary and hats off to them and need to be commended for the hard work that they put in and the whole team.

With the synergies with cost savings and so forth there will obviously be some layoffs and some situations where employees will be dislocated, there is a full severance plan in place for all the employees and that everybody is going to be treated fairly and appropriately. So, it should be an economic deal for everyone involved whether you retain your job or whether you’re asked to go home in this transaction. So we’re very conscious about and we want make to sure that everybody understands what our feelings are and that we also, thanks and Jim for your efforts there. With that I’ll turn it over for questions and we’re all here to make sure everybody understands what the merits of transactions is are about. Operator.

QUESTION AND ANSWER SECTION

Operator: If you would like to ask a question please press the “*” and “1” on your touchtone phone. To withdraw that question press “#” sign. Again if you would like to ask a question please press the “*” and “1” on your touchtone phone at this time.

Our first question comes from Joe Allman with RBC Capital Markets. Please go ahead.

<Q – Joe Allman>: Hi, everybody.

<A>: Hi Joe.

<Q – Joe Allman>: Yeah. Can I get an update on Kruger [ph], I read something today that the government has actually cut off negotiations in terms of making a payment to the operators there. can you just give a update us on that?

<A – Bruce Murchison>: This is Bruce Murchison, General Counsel of Nuevo. The government has been asked by a court in California to explain where they were in the negotiations and in fact of the matter was there was really no meaningful negotiations that were go on so that was a really a non-event.

<Q – Kruger [ph],>: Okay, and then are there plans to actually try to start doing some drilling out there or getting permits or where are we with that?

<A>: Joe, just love to give you the present advance of that, and it’s way to early to do that. Well I think that, as we understand the relationship of the Nuevo and [indiscernible] deal as part of the consortium, right now it’s acting as a consortium, it’s acting in pursuit of the legal avenues and so forth. We’ll be giving up the speed in the next few months on that and start participating in those discussions but right now that’s going to keep going in the same direction as it has been heading.

<Q – Kruger [ph],>: Got you, and just another quick one. Do you guys have any plans on taking any of these long-lived reserve assets and taking it up, putting them into maybe an MLP or royalty trust structure?

<A>: You know, that’s been battered around by every investment bank about something great. We have yet to see the right structure that makes that work. There is certain attributes of these assets when you are able to use the free cash flow of these assets to draw higher potential wells and use the leverage inside our company and once we do that diligently and efficiently, I don’t think the economic gimmicks will be applicable here. But, we are open to good ideas to anybody that can show us that structure. John, you want to comment on that?

<A>: Yeah, Joe, [ph] the implication of the question is, are we going to do anything with PAA as it relates to this, the answer will be no.

<Q – Kruger [ph],>: Okay. All right. Thanks guys, I appreciate it.

Operator: We’ll take our next question from John [indiscernible] with [indiscernible] Company. Please go ahead.

<Q – John>: Yes, thanks. I know that you are thinking about refinancing the Nuevo debt come its call period next year. Between now and then, will claims be guaranteeing all Nuevo issues?

<A>: Yes.

<Q – John>: Okay, thank you very much. That’s my question.

Operator: We’ll take our next question from Van Levy of CIBC World Markets. Please go ahead.

<Q – Van Levy>: Good afternoon Jim, John, and John, how are you?

<A>: We are fine, how are you Van?

<Q – Van Levy>: Good. Question Jim in terms of a fit on net asset value. Can you give us a sense of the you know, assume a $25, $28, $30 oil price, what Nuevo looked like at those various levels on a per share basis?

<A – James Flores>: Well, I mean obviously, that they look stronger the higher the oil price was, high oil price leverage. I mean the math is pretty evident where you can do it. And, looking our pro forma’s and so forth and the reserves in place, Van, I want to comment as far as the different levels of value here, but being as early as Nuevo is and PXP when you combine the 2 together and take out $20, $25 million of cost and looking for some other synergies that we are just getting started. I mean, both companies are much more valuable on a combined basis than a standalone basis.

<A>: Van as you know, when we think about these sorts of things, we think about it in a 2 different veins, 1 is accretion duration [ph], the other is returns. And I think when we think about the return side of the equation and this gets to your NAV point. You know we’ve always told everybody that we are going to sold [ph] for, you know, acceptable returns for the shareholders. This is no exception to that. So, I think if you sit down and think through NAV with, discount rate growing concern, that type of a thing, that I have to give you a little guidance in terms of how we thought about it.

<Q – Van Levy>: Okay, second question. As you put the 2 companies together, do you envision selling the properties in the areas that wouldn’t fit very well?

<A>: Van, right now there is a lot of optionality out of that. We have some properties that we are always offering for sale if we can get above market prices from there, but we don’t have any strategic plan at this point. We have a strong balance sheet, good cash flow, and [indiscernible] good independent hedges. So, the way that, this and a very solid drilling program. So, we are going to be right in this business and besides looking at restructuring.

<Q – Van Levy>: Okay, last question. You pointed out, I mean great oil prices across the board, at what level does this thing just work so phenomenally well, Jim that you say, I am going to put or some sort of production for a long time 5 years and just like in the economics just because they are so great?

<A>: Well, we’ve hedge all way out to 2006. I mean we have had some insulators, we call insurance and what Steve talked about is that we are actually very enthusiastic about looking at some of the open-ended type insurance products. We call then the open-ended swaps and the [indiscernible] the collar and so forth and some more exotic stuff [indiscernible] side, upside. Obviously, right now with our hedges somewhere between you know $24 and $26 we are leaving a lot on the table and maybe we can start casting [ph] that in year ‘05 and ‘06 because we have the flexibility take a little more of the downside.

<Q – Van Levy>: Okay, great, thanks, congratulations.

<A>: Thank you.

Operator: Our next question is from Gary Stromberg with Bear Stearns. Please go ahead.

<Q – Gary Stromberg>: Hi, good afternoon. Nuevo had a pretty attractive contract to sell oil to Conaco [ph]. Does that continue and do you look to do more of that type of thing given your increased size in the region?

<A>: Well, 2 things Gary, one we, that that contract definitely survives especially under the new terms that they negotiated so successfully. Those terms here will be in place for a couple of years and then the contract continues until out about a lot more years not exact, 2015. And now I will let John talk, discuss with what our plans are for our existing crude and what’s the existing range in this.

<A>: Yeah, it’s a good question Gary, it’s been a little bit of time talking to the regional dynamics in terms of the energy conflict as a whole out there. And it’s not a simple equation, given some of the restrictions on imports and not on the type of crude, it’s been on how you physically move the crude into the bay area to satisfy the 800,000 barrels a day that they refine up there. So over time, always indigenous production in California continues to decline, which you actually may see and you think in several years arguably, which you actually may see is they, is a tightening of the spread as that onshore California crude becomes more and more envious to the consumer on given the supply issues that they have got in terms of the logistics of getting in more import of barrels into the bay area. So I think which will probably see us do I doubt you will see us go out go out an do a lot of real long-term differential hedges something like that it might guess is may see something that’s probably more short-term in nature. We have been doing a little bit more of that at PXP and that’s probably how we will think about it in the combined company as well.

<Q – Gary Stromberg>: Okay, and then just one more question, it looks to us like reserves from both Nuevo and Plains declined year-over-year, I don’t know if that something you wanted to discuss now or on the earnings call. Can you give us a sense of why that happen, were there asset sales just revisions in general, and what you kind of expect going forward?

<A>: Yeah, why I have been talked to the PXP side, I think we ended the year at about 281 million barrels, that was up pretty considerably from where we ended 2002, now a lot of that’s are going to be driven by the 3TEC acquisition, some of them were short reserve life in terms of the approximate comes out of that pretty quickly. Okay, I think when we announced our yearend result to in early March we are going to spend a lot more time talking through reserves we wanted to make sure that you guys had kind of a broad snapshot in terms of what they’ll look like at the end of the year, when we will give you a lot more detail here in few more weeks.

<A>: Philip [ph], you want to talk about Nuevo?

<A>: Yeah on the Nuevo side at yearend ‘02 we have about 249 million barrels per barrel of oil equivalent. Remember, we sold 3 assets Barrow [ph], Eugene [ph] Island, and Pocket hills [ph], together that they took probably about 40 million barrels off of that sales and we are going to end up the year adjusted for those sales flattish.

<Q – Gary Stromberg>: Yeah.

<A>: And seeing that Gary [ph], we actually had some sales on the PXP side as well.

<Q – Gary Stromberg>: Okay, great, thank you.

<A>: Okay.

Operator: We will take our next question from Gavin Martin [ph] with Credit Suisse First Boston. Please go ahead.

<Q – Gavin Martin [ph]>: Yes, could you refer to more data on the conditions for closing and also on the termination breakup side?

<A>: Well the breakup deal is $10 million, conditions for closing are just standard for transaction is a bit [indiscernible] and we, the appropriate authorities to approve it permanent shareholder vote.

<Q – Gavin Martin [ph]>: Okay, thanks very much.

Operator: Again if you would like to ask a question, please press the “*” and “1” on your touchtone phone at this time. We will take our next question from Evan Templeton, with RBC Capital. Please go ahead.

<Q – Evan Templeton>: Thanks guys, I was wondering, okay, this may be a lit bit premature but can you talk a little bit about where you anticipate driving leverage to? You mentioned the substantial amount of free cash flow, what sort of metrics do you think you look at and what ultimate level you would like to achieve?

<A>: It’s not premature, it just, the numbers are premature at this point, it will be directionally down and I’ll turn it over to our CFO how’s that.

<Q – Evan Templeton>: That’s good.

<A>: Okay, Steve.

<A – Stephen Thorington>: Yeah, I think when we are able to talk about yearend results we can probably go into a little more detail about what we expect to see over the next 2 or 3 years, but we talked to you at say about having a goal of getting to a mid to low 40% type debt cap mid cycle, but until we sought the ideal capital structure will be lower in the 35% to 40% range. I think we feel optimistic that this deal will enable us to very quickly get to that mid cycle range and perhaps by 2005 depending upon a lot of factors that we might be able to get under the below 40% debt cap plan.

<A>: And the other think is just we’re doing, we think about this is the coverage ratios are going to be pretty strong.

<A – Stephen Thorington>: Yeah, that’s why we think it’s a strong case for us, a better credit rating.

<A>: Echoing on that, the momentum that Nuevo has shown in the last 18 months in deal averaging transferring the wealth of the shareholders is compelling and we have the same opportunity here over the next 18 to 24 months to move those barrels from the debt side to the equity side.

<Q – Evan Templeton>: Sounds good, congratulations.

<A>: Thank you.

Operator: Our next question is from Matt Gotlin with Chesapeake Partners. Please go ahead.

<Q – Matt Gotlin>: Hi guys. Just real quickly, could you tell us a little bit more about the background of the transaction, how the 2 companies came together, and just a little bit more about that?

<A>: Well, in January Jim contacted me to [indiscernible] Colorado. I had to go to Seattle instead and we were unable to do that and get together at that point in time, but we started talking about this. These companies had looked to each other often on, over the past 10 years, lot of data transfer back and forth, lot of managements have come and ago, lot of engineers have come and go. And, I known Jim a long time, he is one of the great leaders in our industry and I’ve got tremendous respect for him and he explained his situation to me and he said, his options were to reach to it and start putting some risk dollars out there and build the other side of his business for next 3 to 5 years or he wanted to come check out what we were doing here at PXP. He had heard things about us getting us the permit at Point Arguello. He heard about us shooting the Seismic in Los Angeles and doing some of those things. And we were able to show him what were doing and felt good about combing the cash flow and the financial leverage he had created inside the Neuvo with the opportunity set that PXP provided. And combined with that, with our Breton Sound drilling in South Louisiana and the way we had integrated 3TEC acquisition and when he and I both have been in industry long enough. We had very forthright conversations about single management, cost savings, what’s good for the shareholders, what’s the best thing for all the employees involved, and trying to make the healthier strongest most financially efficient production growing company out there. And, I think his vision was right on target and we are able to provide the other side of it.

<A – James Payne>: It’s Jim Payne. I don’t think I could summarize it much better. It’s just a perfect fit and most importantly for the shareholders of both sides going forward. It truly is one of this 2 plus 2 equal 5 and, hopefully both Nuevo and the Plains Exploration & Production shareholders are going to get the share that that last that bit. But, they really is going to make a very, very strong company going forward, and we are very confident that, you know, the Plains management can execute the plan as good as we could do. So, want to take some cost out of it, take advantage of their inventory, take advantage of our balance sheet and cash flow, and which end up with us as a very superior company.

<Q – Matt Gotlin>: Okay, thanks guys.

Operator: Again, to register for a question, please press the “*” and “1” on your touchtone phone. Our next question is from Jung Park of DealAnalytics. Please go ahead.

<Q – Jung Park>: Hi, just one question. Does this still require Hart-Scott-Rodino approval?

<A>: Yes, it does.

<Q – Jung Park>: Okay, thank you.

Operator: It appears we have no further questions.

Company Speaker

Okay operator, well thank you very much everyone for your attention and we’ll be hitting the road probably next week, and getting some more update and information as it comes out and filing our all of our requisite forms with the SEC, and we’ll be communicating to everybody through our regular earnings conference calls in the fourth quarter both sides. So, thank you again for all your interest and we’ll see you soon. Bye.

Operator: Thank you. This does conclude today’s teleconference, we thank you for participating and you may now disconnect your phone lines. Have a great day.

Investor Notice:

All of the estimates and assumptions set forth in this document constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the Private Securities Litigation Reform Act of 1995. Although we believe that these forward-looking statements are based on reasonable assumptions, we can give no assurance that expectations will in fact occur and caution that actual results may differ materially from those in the forward-looking statements. These statements are subject to a number of risks including:

•	Price volatility—The price of oil, gas and liquids are subject to large fluctuations in response to relatively minor changes in the supply of and demand for oil, gas and liquids, market uncertainty and a variety of additional factors beyond Nuevo’s control. Any substantial or extended decline in commodity prices would have an adverse effect on Nuevo.

•	Production—In general, production volumes are subject to curtailments, delays, and cancellations as a result of a lack of capital or other problems such as: weather, compliance with governmental regulations or price controls, electrical shortages, mechanical difficulties or shortages or delays in the delivery of equipment. Changes to the capital budget and exploratory drilling success will also have an impact on production volumes.

•	Exploration—Unanticipated problems or successes encountered during the exploration for oil and gas. Exploration costs are an inherently difficult expense category to estimate and this estimate can be volatile due to the number of wells drilled, completed and the success rate in any given quarter and any potential changes to the capital budget.

•	Uncertainty of estimates of oil and gas reserves.

•	Ability of the Company to implement its business plan.

•	Political and environmental risks.

•	Governmental regulation.

•	Competition.

These estimates also assume that Nuevo will not engage in any material transactions such as acquisitions or divestitures of assets, formation of joint ventures or sale of debt or equity securities. Nuevo continually reviews these types of transactions as part of its corporate strategy, and may engage in any of them without prior notice.

These and other risk factors are described in the Company’s report on Form 10-K for the year-ended December 31, 2002.

PXP AND NUEVO WILL FILE A JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS WITH THE SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION REGARDING PXP, NUEVO AND THE TRANSACTION. A DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS WILL BE SENT TO SECURITY HOLDERS OF PXP AND NUEVO SEEKING THEIR APPROVAL OF THE TRANSACTION. INVESTORS AND SECURITY HOLDERS MAY OBTAIN A FREE COPY OF THE PROXY STATEMENT/PROSPECTUS (WHEN AVAILABLE) AND OTHER DOCUMENTS FILED BY PXP AND NUEVO WITH THE SEC AT THE SEC’S WEB SITE AT WWW.SEC.GOV. THE PROXY STATEMENT/PROSPECTUS AND SUCH OTHER DOCUMENTS (RELATING TO PXP) MAY ALSO BE OBTAINED FOR FREE FROM PXP BY DIRECTING SUCH REQUEST TO: PLAINS EXPLORATION & PRODUCTION COMPANY, 700 MILAM, SUITE 3100, HOUSTON, TX 77002, ATTENTION: JOANNA PANKEY; TELEPHONE: (832) 239-6000; E-MAIL: JPANKEY@PLAINSXP.COM. THE PROXY STATEMENT/PROSPECTUS AND SUCH OTHER DOCUMENTS (RELATING TO NUEVO) MAY ALSO BE OBTAINED FOR FREE FROM NUEVO BY DIRECTING SUCH REQUEST TO: NUEVO ENERGY COMPANY, 1021 MAIN STREET, SUITE 2100, HOUSTON, TEXAS 77002 ATTENTION: BARBARA B. FORBES; TELEPHONE: (713) 374-4870; E-MAIL: FORBESB@NUEVOENERGY.COM.

PXP, its directors, executive officers and certain members of management and employees may be considered “participants in the solicitation” of proxies from PXP’s stockholders in connection with the transaction. INFORMATION REGARDING SUCH PERSONS AND A DESCRIPTION OF THEIR INTERESTS IN THE TRANSACTION WILL BE CONTAINED IN THE REGISTRATION STATEMENT ON FORM S-4 WHEN IT IS FILED.

Nuevo, its directors, executive officers and certain members of management and employees may be considered “participants in the solicitation” in connection with the transaction. INFORMATION REGARDING SUCH PERSONS AND A DESCRIPTION OF THEIR INTERESTS IN THE TRANSACTION WILL BE CONTAINED IN THE REGISTRATION STATEMENT ON FORM S-4 WHEN IT IS FILED.